UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ExamWorks Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

30066A
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
Richard E. Perlman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
1,982,418(1)
	6.	Shared Voting Power
38,567
	7.	Sole Dispositive Power
1,982,418(1)
	8.	Shared Dispositive Power
38,567
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,020,985
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
5.8%
12.	Type of Reporting Person (See Instructions)
IN
(1) Includes 514,110 shares subject to currently exercisable options and 112,342 shares held in an IRA.

1.	Names of Reporting Persons.
Compass Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0
	6.	Shared Voting Power
38,567
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power
38,567
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
38,567
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
0.1%
12.	Type of Reporting Person (See Instructions)
OO

Item 1.

(a)	Name of Issuer

ExamWorks Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices

3280 Peachtree Road NE
Suite 2625
Atlanta, GA 30305

Item 2.

	(a)-(c)	This Statement is being filed jointly by the following (the “Reporting Persons”):

(i) Richard E. Perlman, an individual citizen of the United States (“Perlman”)
655 Madison Avenue
23rd Floor
New York, NY 10065

(ii) Compass Partners, L.L.C., a New York limited liability company (“Compass”)
655 Madison Avenue
23rd Floor
New York, NY 10065

	(d)	Title of Class Securities

Common Stock, par value $0.0001 per share

	(e)	CUSIP Number

30066A

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.	Ownership

For Perlman:

(a) Amount beneficially owned: 2,020,985

(b) Percent of class: 5.8%*

(c) Number of shares to which Perlman has:

(i) Sole power to vote or to direct the vote: 1,982,418

(ii) Shared power to direct the vote: 38,567

(iii) Sole power to dispose or to direct the disposition of: 1,982,418

(iv) Shared power to dispose or to direct the disposition of: 38,567

For Compass and Holdings:

(a) Amount beneficially owned: 38,567

(b) Percent of class: 0.1%*

(c) Number of shares to which Compass and Holdings have:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to direct the vote: 38,567

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 38,567

* The ownership percentage of each Reporting Person is calculated based on a total of 34,165,043 Common Shares outstanding as of November 10, 2011.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Members of the Group are listed in Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

COMPASS PARTNERS, L.L.C.

By:	/s/ Richard E. Perlman
Richard E. Perlman, President

RICHARD E. PERLMAN

/s/ Richard E. Perlman
Richard E. Perlman